UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 19, 2009
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on november 19, 2009, entitled "Horton case closed”.

Horton case closed

Statoil (OSE: STL, NYSE: STO) today announced that the Deferred Prosecution Agreement (DPA) the company entered into as a part of the settlement of the Horton case, has expired as scheduled.

On 13 October 2006 the company reached agreements with the US Securities and Exchange Commission (SEC), the US Department of Justice (DOJ), and the United States Attorney's Office for the Southern District of New York (USAO) that settled the agencies' investigations under US law related to Statoil's 2002 contract with Horton Investments Ltd. for business development in Iran.

Statoil has fulfilled its obligations under the DPA, and the criminal charges have now been dismissed. The company's controls, policies and procedures related to compliance with the US Foreign Corrupt Practices Act will no longer be subject to review by an external Compliance Consultant.

"The last years we have strengthened our systems, procedures and training within ethics and anti corruption. While the expiration of the DPA is an important milestone, and we are content with closing the Horton case, our strong commitment to operating ethically and transparent remains," said Statoil's chief executive Helge Lund.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: November 19, 2009	By:	___/s/ Eldar Sætre Name: Eldar Sætre Title: Chief Financial Officer